UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 23, 2003

Commonwealth Bank of Australia-ACN 123 123 124

(Translation of registrant’s name into English)

Level 2, 48 Martin Place
SYDNEY NSW 1155
AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of 1934.  Yes  ☒  No☐

Documents Furnished By the Registrant

1. Press Release of the Registrant dated September 19, 2003

2. Press Release of the Registrant dated September 19, 2003

3. Press Release of the Registrant dated September 19, 2003

4. Press Release of the Registrant dated September 19, 2003

5. Press Release of the Registrant dated September 19, 2003

6. Press Release of the Registrant dated September 19, 2003

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Commonwealth Bank of Australia

Date: September 23, 2003	/s/ John Damien Hatton
	Name:	John Damien Hatton

	Title:	Company Secretary

COMMONWEALTH BANK LAUNCHES ‘WHICH NEW BANK’ CUSTOMER SERVICE VISION

Sydney 19 September 2003: The Commonwealth Bank today launched its ‘Which new Bank’ customer service vision, based on what its customers have said they want from the Bank: “Know me, give me what I want and do it reliably”. Meeting these customer needs will be the focal point for everything the Bank does.

Commonwealth Bank CEO David Murray said, “Our customers tell us they need a better, faster and more responsive service. They also want us to retain our existing values and heritage to continue to be the Bank for all Australians.

“To excel in customer service and successfully deliver to our customers, a major cultural transformation must take place. We need to empower, motivate and skill our people and simplify our processes. We will start and finish with how our people meet the changing needs of our customers.

“We will be further supporting the branch manager as the customer champion. Branch managers will spend up to 80% of their time with customers as part of redefining our 1,000 branches to become true service and advice centres.

“The Commonwealth Bank has always been a leader in accessibility, as demonstrated by its largest branch, ATM and EFTPOS networks and NetBank online facilities and we intend to further enhance that aspect of our service.

“Over the three year program, we aim to improve our customer service response times by 20% to 50%. Customers will notice changes:

•	Branches are being modernised and queue lengths shortened

•	Existing ATMs are being replaced by more modern and more functional machines

•	Customer requests to make changes to their home loans such as repayment amounts and term will be met in three days, down from ten days currently

•	Home loan applications in the branch network can be conditionally approved within four hours, subject to all documents being provided.”

Service improvements will be made across the Bank. Commonwealth Bank’s Institutional and Business Services; Premium Financial Services; and Insurance and Investment Services all have identified areas where the vision’s approach to engage staff and simplify processes can yield immediate results.

“Better customer service is about improving individual services and the way we provide them, but it is also about how we provide the customer, be they retail or business, with a comprehensive package of services, meeting that customer’s full range of financial services needs. The ability to do that depends on a unified culture and objective across all business units,” Mr Murray said.

In implementing its ‘Which new Bank’ transformation over the next three years, the Bank will redirect its usual project spend of $600 million and outlay an additional $620 million in the key areas of staff training and skilling, systems and process simplification, and technology. It will also invest a further $260 million over this period in the branch network.

The service transformation will be supported by increased investment of over $200 million in training and developing the Bank’s staff over the next three years, doubling the Bank’s normal spend.

Mr Murray said, “We expect the superior customer service resulting from our transformation program to deliver compound annual earnings per share growth over 10% over the three year period and productivity improvements of 4% to 6% per annum, subject to current trading conditions being maintained.”

The net impact over the three years will be positive and the profits in subsequent years will be greater than they would have been. The Board regards the expenditure incurred on this program to be in the nature of an investment in the future of the Bank. There will be additional charges against profit in the current financial year, but the Bank will add back the non-recurring charges, expected to be around $500 million after tax, in considering the amount to be distributed as dividends to shareholders. Consequently, the Bank expects to be able to continue the uninterrupted pattern of increased dividends that it has been able to deliver since privatisation.

Increased revenues will come from enhanced service and sales and effectively meeting the full spectrum of the customer’s immediate and future financial services requirements.

Cost savings will result from efficiency gains, sustainable service improvements and streamlined processes.

As a consequence of process simplification, work redesign and removing unnecessary work, the Bank’s domestic workforce is expected to reduce by approximately 3,700 between July 2003 and June 2006. Around 25% of this reduction has already happened.

The Bank expects that between now and 2006, employment levels in front line customer service positions will be largely unchanged. Customer contact time will also increase as a result of the simplified processes and improved technology.

Most of the future job reductions will be in processing, administration and head office related functions. Job reductions will be spread over the next three years following process changes, work redesign and the removal of unnecessary work.

Mr Murray made commitments to the Bank’s customers, staff and shareholders. He said, “We undertake to deliver what customers need, when they need it, make every day a good day at work for our staff and provide our shareholders with higher earnings per share growth”.

ENDS
For further information, please contact:
Bryan Fitzgerald
Group Corporate Relations
(02) 9378 2663

Letter to Customers and Shareholders

Commonwealth Bank Launches “Which new Bank” Customer Service Vision

The Commonwealth Bank is embarking on a major transformational program to give effect to the vision of the Bank “To excel in customer service.” Our customers have told us “Know me, give me what I want and do it reliably.” They have told us they need better, faster and more responsive service. They also want us to retain our existing values and heritage to continue to be the bank for all Australians.

We have examined our processes and determined what the Bank needs to do to deliver excellent service to our customers. A major cultural transformation is required to empower, motivate and skill our people to deliver that service. We are also simplifying processes so that our people can be freed up to meet customer needs.

Over the next three years, we aim to improve customer service response times by 20% to 50% across the board. Customers will notice other changes such as more modern branches and shorter queue lengths, faster loan approval times (both business and personal), better ATMs and much quicker confirmation of changes requested by customers to their services.

The Commonwealth Bank has always been the most accessible Australian bank with the largest network of over 1,000 branches, the largest ATM and EFTPOS networks in the nation and online facilities through NetBank and CommSec. We intend to maintain this position.

We are confident that our plans will be to the mutual benefit of customers and shareholders. By delivering better and more responsive services to our existing and new customers the return to our shareholders will also be enhanced. Our planned changes will also help our people to deliver great service and to feel better in doing so.

In implementing its ‘Which new Bank’ transformation over the next three years, the Bank will be redirecting its usual project spend of $600 million and outlay an additional $620 million in the key areas of staff training and development, systems and process simplification, and technology. We will also invest a further $260 million in the branch network.

We expect the superior customer service resulting from our transformation program to deliver compound annual earnings per share growth over 10% over the three year period and productivity improvements of 4% to 6% per annum, subject to current trading conditions being maintained.

The net impact over the three years will be positive and the profits in subsequent years will be greater than they would have been. The Board regards the expenditure incurred on this program to be in the nature of an investment in the future of the Bank. There will be additional charges against profit in the current financial year, but we will add back the non-recurring charges, expected to be around $500 million after tax, in considering the amount to be distributed as dividends to our shareholders.

Consequently, we expect to be able to continue the uninterrupted pattern of increased dividends that the Bank has been able to deliver since privatisation.

Increased revenues will be derived from enhanced service and sales and from effectively meeting a broader spectrum of our customers’ immediate and future needs. Cost savings will result from the elimination of unnecessary steps and simplification of processes. The efficiency gains will result in a reduction in staffing levels of approximately 3,700 (of which about 25% have already taken place) principally from processing, administration and head office related functions. Between now and July 2006 we expect that the number of front-line customer service positions will be largely unchanged.

We are not underestimating the size of the task. It will be the most significant change for the Bank since its privatisation. We recognise that many of these changes will take time to implement.

Our vision is to excel in customer service and we intend to keep that promise.

Yours sincerely,

John Ralph Chairman	David Murray Managing Director and Chief Executive Officer

Thank you for attending today

I said at the time of our results announcement that Commonwealth Bank would be embarking on a transformation of a scale and importance for the bank that we have not seen since the privatisation

We have called the vision that drives this transformation ‘Which new Bank’

A combination of ‘Which Bank’ and ‘new’: existing values and heritage and a new customer service vision
Presentation to Media 19 September 2003

In the next fifteen minutes, I will explain to you:

what our new service vision is all about

how we will go about transforming the bank to turn this vision into reality and where you will be seeing the differences in ‘Which new Bank’
Agenda What is our new vision? How will we turn it into reality? What is going to be different?

Our vision is: to excel in customer service

A simple objective, but a challenging task

Requiring not just the will to do better for our customers

But also putting in place the mechanisms through which we can achieve this vision
The Vision "To excel in customer service"

Our service vision is firmly driven by our customers needs: their variations, the combination of services and the dynamics of a changing financial environment

Customers want us to know them and be able to understand their needs accurately

Then provide a solution for these needs and alert them to possible new options to meet their requirements

And do all this reliably, quickly and accurately
What customers tell us Know me Give me what I want Do it reliably

To excel in customer service, these three elements are mandatory:

We want our customers to experience service that is responsive, convenient and reliable.

They will be served by engaged people who are empowered, motivated and skilled to deliver

Our people will be supported by simple processes that are fast, accurate, and effective, processes that are ‘simply better’.
What defines service? 'To excel in customer service' Engaged people Simple processes Customer service Via Supported by Through

Since the integration of our Colonial acquisition, The Commonwealth Bank has the right mix of products and businesses to be able to deliver a superior level of customer service, from deposit taking to wealth management from business banking to insurance

Our products and services are responsive, meeting real needs

They are convenient and reliable

What we need to do to achieve our vision is simply to deliver these products and services as part of the right solution for our customers and to do this in a manner that satisfies our customers
How? Customer service We have the right product mix Responsive Convenient Reliable We need to deliver

•	We have a clear line of sight between our customer needs and our lines of business. Being organised around our customers needs, with lines of business within these groupings, best enables the Group to leverage cross-sell opportunities and minimise process duplication.

•	Unbundling our business line economics allows us to be clear about where value is being created in the Bank and which levers will improve performance.

•	Our divisional strategies incorporate a review of the relative performance and growth of every line of business, with the interaction between lines of business and customer groups clearly understood.
Youth Day to Day Wealth Builders Mortgage Wealth Home Loans Credit Cards Deposits Personal Lending RBS Private Client Service Premium Banking And Investment Services Premium Direct Premium Banking Products/Equities PFS Independent Direct Institutional/Wholesale CBA Internal Distribution Managed Investments Property Mgd Funds Life Insurance General Insurance IIS Institutional Banking Corporate Banking Business Banking Merchant Acquiring Asset Finance Corporate and Business Lending Global Markets Institutional Banking Products Transaction Services IBS Banking Managed Funds Insurance ASB Sovereign Youth Day to Day Wealth Builders Mortgage Wealth Home Loans Credit Cards Deposits Personal Lending RBS Private Client Service Premium Banking And Investment Services Premium Direct Premium Banking Products/Equities PFS Independent Direct Institutional/Wholesale CBA Internal Distribution Managed Investments Property Mgd Funds Life Insurance General Insurance IIS Institutional Banking Corporate Banking Business Banking Merchant Acquiring Asset Finance Corporate and Business Lending Global Markets Institutional Banking Products Transaction Services IBS Banking Managed Funds Insurance ASB Sovereign Hong Kong IFS Customer Service Commonwealth Bank Business Units

Empower Motivate Skill How? Engaged People

We will:

Take direction from the people who serve our customers

Enable frontline people to solve customer problems

Measure people on customer outcomes

Recognise and reward people for superior service
Engaged People

The second enabler is processes

Our process simplification will be extensive and driven from the business units

Our people have told us what can be made ‘simply better’

And our transformation will include the ‘simply better’ feedback mechanism, where our people continue to focus on how processes can be improved

[Lidcombe processing centre example]
How? Simpler Processes Fast Accurate Efficient

Some examples are:

•	cutting process times in half in key areas including credit card issuance and approval of small business loans

•	even more for credit card and personal loan approvals which will go from 2 days to 20 minutes

•	greater visibility of the branch manager in the branch who will go from spending 60% of their time on administrative duties to up to 80% of their time with customers

In implementing ‘Which new Bank’, we have said: “We will not tolerate a ten-step process when a better service outcome for customers can be achieved in two steps.”

Simpler Processes To a further 30% reduction From From Branch Queue Times >4 minutes 3 minutes Changes to Home Loans - Customer Requests (eg repayment amounts) 10 days 10 days From 2 minutes To 3 days 30% reduction in last 6 months To Business Loan Fulfillment 5 days

Let me give you a brief overview of some improvements in customer service

Customers will soon start to experience: [examples]

•	We are reinstating the Branch Manager as the ‘Customer Champion’

The Difference Our Customers

The combination of our focus on engaging our people and simplifying our processes allows us to provide a better and faster service that is more in tune with real customer needs

We are turning our branches into true service and advice centres

A simple concept but an important thing to do

Customers will be able to access both advice on and delivery of all of our services from one location

Our branch managers have a crucial role to play in this refocusing exercise they demonstrate our service vision by talking to customers, assessing their needs and initiating the process to service these needs so that customers receive the right solution in a timely manner

[Give branch example where X have already acted on this and where as a result queue lengths have shortened by x%]

Customers

Customers will soon notice changes:

Branches are being modernised and queue lengths shortened

Existing ATMs are being replaced by more modern and more functional machines

Customer requests to make changes to their home loans such as repayment amounts, terms and types of loans will be met in three days, down from ten days currently

Home loan applications will be conditionally approved within four hours.

Customers

Let me give you a brief overview of some improvements in customer service

Customers will soon start to experience: [examples]

•	We are reinstating the Branch Manager as the ‘Customer Champion’

Our People The Difference

21

As a consequence of simplification and removing unnecessary work, the Bank’s workforce is expected to reduce by approximately 3,600 between now and June 2006.

The number of positions serving customers will be largely unchanged and the time available to serve customers will increase as a result of simplified processes and improved technology.

Most of the job reduction will occur in processing, administration and head office related functions.

I want to stress that the reduction in positions will be an outcome of simpler processes and more efficient systems

Our People

16

In the next fifteen minutes, I will explain to you:

what our new service vision is all about

how we will go about transforming the bank to turn this vision into reality and where you will be seeing the differences in ‘Which new Bank’

Our People Maintain frontline capabilities

17

To realise our vision, we will , over 3 years

Redirect the normal [project] spend of $600m

Spend an additional $620m

Invest a further $260m in our branch network

Over 3 years

The Difference 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 First Half 20 20 24 36 38 45 46 49 58 61 68 69 Second Half 20 22 36 46 52 57 58 66 72 75 82 85 Payout Ratio 74.8 59.1 74.8 73.5 71.1 75.3 73.7 72.4 85.3 75.5 76.2 75.4 40 42 60 82 90 102 104 115 130 136 150 152 Shareholders

18

Over the next three years the impact of the transformation will be significant.

We would normally spend around $200m each year on projects. This spend totaling $600m will be redirected, and together with an additional $620m will fund the transformation activities.

In addition, the investment required to accelerate the branch refresh program totals $260m.

Subject to current market conditions continuing we will deliver cash EPS growth exceeding 10% CAGR, and this is including the impact of all transformation costs.

We are committed to the achievement of 4-6% pa in productivity improvements, and will regain market share across major lines. Naturally this will be in areas where the new business is profitable.

Importantly the costs of the transformation will not stop us from continuing to increase our dividend each year.

The EPS and productivity improvements will be driven by:

Enhanced service and sales

Effectively meeting the full spectrum of customer’s immediate and future financial service requirements

Efficiency gains and streamlined processes

Shareholders Over the next three years we will: Redirect the normal project spend of $600m Spend an additional $620m Invest a further $260m in our branch network Over the next three years this will result in: Cash EPS growth exceeding 10% CAGR 4-6% CAGR productivity improvements Profitable market share growth across major product lines Increases in dividends per share each year Subject to current market conditions continuing

19

The Commonwealth Bank recognises its responsibilities and wants to make a new contribution as the Bank for All Australians

We must deliver what the customers want, when they need it

We must ensure every day is a good day at work for our staff

And we must provide our shareholders with higher earnings per share growth

Community The Bank for all Australians

20

Thank you for attending today

I said at the time of our results announcement that Commonwealth Bank would be embarking on a transformation of a scale and importance for the bank that we have not seen since the privatisation

We have called the vision that drives this transformation ‘Which new Bank’

A combination of ‘Which Bank’ and ‘new’: existing values and heritage and a new customer service vision
Presentation to Media

21

Analyst Briefing David Murray, CEO 19 September 2003 www.commbank.com.au

0

The material that follows is a presentation of general background information about the Bank's activities current at the date of the presentation, 19 September 2003. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate. Disclaimer

1

Speaker's Notes Speaker's notes for this presentation are attached below each slide. To access them, you may need to save the slides in PowerPoint and view/print in "notes view."

2

In August I promised to take you through the expected service improvements, the cost of the investments, expected revenue and the cultural change required to transform the Commonwealth Bank. To do this I will address three key questions:

•     What is the new service vision?

•     How will we transform the Bank?

•     What will be the outcomes?

The name we have given to our service transformation is ‘Which new Bank?’.

The name combines the heritage embodied in ‘Which Bank?’ with our intention to change the way we operate.

Our service transformation effort will consist of 20 key work streams at both divisional and group wide levels. We’ll cover these later in the presentation.
This presentation will answer three key questions 1. What is the new service vision? 2. How will we transform the Bank? 3. What will be the outcomes?

3

We have simplified our vision to its core element — ‘To excel in customer service’ — reflecting the change in our business to focus first and foremost on our customers.
1. What is the new service vision? 'To excel in customer service'

4

We are approaching an environment that requires us to operate at substantially lower net interest margins.

There are two forces that mean we need to serve our customers differently. These are:

•     an ageing population with different financial needs, and

•     an inevitable change in the monetary cycle.

This means that we will need to provide greater value to our customers given the pressures that will be brought about by changes in monetary policy and their need for greater returns to fund retirement.

Consequently, we need to change the Commonwealth Bank into a true service organisation that in turn will lead to competitive superiority.
Why the service transformation is necessary Environment Customer need Demographic change Monetary cycle High value creation Through advice and investment Even better value Imperatives for the Bank Service transformation Competitive superiority

5

In May I presented you with 5 areas of strategic focus.

These have been simplified into three key themes — customers, people, and simple processes.

In implementing “Which New Bank?” we will focus on customer service through engaged people who are supported by simple processes.

If our people are not having a good day at work then it is impossible for the customers they serve to have a good experience with the Bank.

We want our customers to experience service that is responsive, convenient and reliable.

They will be served by engaged people who are empowered, motivated and skilled to deliver. For whom ‘every day is a good day’.

Our people will be supported by simple processes that are fast, accurate and effective. Processes that are ‘simply better’.
Simple processes that are fast, accurate and efficient 'To excel in customer service' Customer service that is responsive, convenient and reliable via Engaged people who are empowered, motivated and skilled to deliver Supported by Through There are three themes in our service transformation Customers are saying: "Know me, give me what I want and do it reliably"

6

With our superior business mix in banking, investment and insurance we are able to bundle services to meet customer needs and provide them with superior value.

From this position you can see that a large number of work streams focus directly on the customer. I’d like to call out a few examples for further explanation:

Service and sales

We are planning to reinvigorate our service and sales model (ASB as a role model).

Client information/single view

We will roll out our customer information system ‘Republic’ across the group to give a single view of each customer’s relationship.
Simple processes that are fast, accurate and efficient 'To excel in customer service' Customer service that is responsive, convenient and reliable Focus of customer work streams Providing the best service and level of advice to each customer segment Creation of an 'academy of excellence' for advice services Groupwide re-invigoration of our service and sales system and tools Development of customer focused, needs based bundles, pricing for value More effective services in branches for all customer segments Modern branches and shorter queues Improved client information available at the frontline via Engaged people who are empowered, motivated and skilled to deliver Supported by Through 2. How will we transform the Bank? Customers will receive 'what they need, when they need it'...

7

Cultural change is required to have engaged people for whom every day is a good day.

This change is the most significant of everything we are doing, and requires changes in the behaviours of every single person in the organisation.

The work steams are outlined on the slide, but more important are the actions that will be undertaken to change behaviour. This has already commenced for example:

•     redefining the role of the executive team;

•     awards for service; and

•     customer time program, ensuring senior executives spend time with our customers.
Simple processes that are fast, accurate and efficient 'To excel in customer service' Customer service that is responsive, convenient and reliable Focus of people work stream Implement a cultural change program - networked, performance driven Take direction from the people who serve our customers Enable frontline people to solve customer problems Invest in the development and training of our people Measure people on customer outcomes Recognise and reward people for superior service via Engaged people who are empowered, motivated and skilled to deliver Supported by Through The Bank will be a place where 'every day is a good day' for our people...

8

•     Shortly, I’d like to provide you with some examples of the fantastic opportunities we have to simplify our processes.

•     There are a large number of work streams in this area, but the essence of what we are trying to do is to reduce cycle times through simpler processes. This enables us to meet the needs of our customers more quickly and to provide them with additional value.

•     We have drawn from the best processes outside the banking industry to benchmark what we do and calculate the size of the potential benefit in our planning.

•     We will reduce the number of IT systems and the number of access points to these systems.

•     We are not going to attempt a radical overhaul of our core systems in a short space of time.

•     The next slide shows the 20 major work streams grouped by the three themes of customer, people and processes.
Simple processes that are fast, accurate and efficient 'To excel in customer service' Customer service that is responsive, convenient and reliable Focus of simplification work streams Provide faster service by improving cycle times Ensure frontline staff spend most of their time serving customers Reorganise processing activities Pre-populated forms and single data entry to increase accuracy Redesign support functions Reduce the number of IT systems Simplify end to end processes Improve purchasing efficiency via Engaged people who are empowered, motivated and skilled to deliver Supported by Through Our people will be supported by processes that are 'simply better'

9

The transformation work will be led by one of my direct reports, Adrian Cosenza, who has worked on developing the transformation plan over the past four months and will now focus on the implementation.

All of the executive team are sponsoring at least one of the initiatives and will have an active involvement in implementation. Group Executives will be spending a significant amount of their time on service transformation related activities. Processes are in place to ensure adequate resourcing arrangements are established.

IBS — Institutional and Business Services

PFS — Premium Financial Services

RBS — Retail Banking Services
This is a whole of business approach (Key Workstreams) Process simplicity Customer services Property rationalisation Purchasing improvements IT sourcing IT efficiency IT efficiency Purchasing/ property Engaged people Perform -ance culture Performance culture diagnostic, management systems and actions Local site improvement Product/system rationalisation Support Process/ product simplifica tion Role of Centre / Support redesign End to End Process redesign roadmap Distribution efficiency Product Distribution optimisation Branch refurbishment New product/service introductions Product bundling definitions and pricing Branch use for IBS/PFS/RBS Divisional Sales and Service improvements Segment & Advice alignment Service/sales system IT infrastructure Advice implementation Service/ sales effectiveness IT enablers Single View Co-ordination Workstream

10

Don’t focus too much on the detail here, this slide demonstrates the whole of business approach, involving work across the group and within divisions demonstrating the linkages and timing.

You will notice in this master plan that there are streams to improve service. These workstreams support revenue growth and should provide confidence that we will continue to grow market share.

I will provide a progress update on each of the streams, including more detailed milestones in February, focusing more specifically on:

•     segment alignment relating to bundling;

•     service and sales; and

•     the commissioning of a single view of customer.

Further updates each quarter.

At this point I’d like to take you through some more specific examples of what we think it will deliver . . .
M m We have a workplan for implementation over the next three years Group Coordinated Division 'Clear the way' 'Get on with it' 'Scale it up' 'Make it stick' Jun 06 Jun 05 Jun 04 Jan 04 Today 4 months 6 months 12 months 12 months Service/sales effectiveness IT enablers Distribution efficiency Product Performance culture Symbolic actions Engaged people Support Process/ product simplification IT efficiency Purchasing/ property Process simplicity Customer services m

11

Branch queue times — shortened by further 30% on top of 30% reduction over last 6 months.

Significantly accelerated the modernisation of branches and every branch will have some immediate improvements made.

Home loan applications will be conditionally approved within 4 hours, majority on-the-spot.

New NetBank facility with improved speed and reliability as well as provide new functions including one-step address changes for all NetBank-linked accounts.

Business loans will be funded in half the time (within 5 days).

The time to provide transaction information to business customers will be dramatically reduced to within 2 hours from 4 days.
3. What will be the outcomes? Customer outcomes faster service delivery better quality advice less paper work fewer hand offs to find a solution only need to provide information once

12

Our work to simplify the Bank’s products and processes, speed up decision-making, reduce bureaucracy and upgrade technology will better equip our people to excel in customer service will have important implications for our people.

Our people will also be supported by increased investment in training. Over $200m will be spent on training and developing our people during the next three years — double the Bank’s normal spend.

As a consequence of process simplification, work redesign and the removal of unnecessary work, the Bank’s domestic workforce is expected to reduce by approximately 3,700 between July 2003 and June 2006. Around 25% of this reduction has already happened.

Between now and 2006 we expect that employment levels in frontline customer service will be largely unchanged. Customer contact time will increase as a result of simplified processes and improved technology.

Most of the future job reductions will be in processing, administration and head office related functions.

Job reductions will be spread over the next three years following process changes, work redesign and the removal of unnecessary work.
People outcomes Workplace improvement enhanced training achievement recognition simpler processes and less bureaucracy frontline staff will spend more time with customers more authority to provide solutions for customers Process simplification and elimination of unnecessary work reduces resourcing requirements decrease in staffing levels by approximately 3,700 between July 2003 and June 2006 in Australian operations

13

Over the next three years the financial impact of the transformation will be significant.

We would normally spend around $200m each year on projects. This spend, totalling $600m over 3 years, will be redirected, and together with an additional $620m over three years will fund the transformation activities.

In addition, the investment required to accelerate the branch refurbishment will total $260m.

The financial prize is large. Subject to current market conditions continuing we will deliver cash EPS growth exceeding 10% CAGR, and this is including the impact of all transformation costs.

We are committed to the achievement of 4-6% pa productivity improvement, and will regain market share across major lines. Naturally this will be in areas where the new business is profitable.

Importantly we expect that the costs of the transformation will not stop us from continuing to increase our dividend each year.
Financial impact and outcomes Over the next three years we will: Redirect the normal project spend of $600m Spend an additional $620m Invest a further $260m in our branch network Over the next three years this will result in: Cash EPS growth exceeding 10% CAGR 4-6% CAGR productivity improvements Profitable market share growth across major product lines Increases in dividends per share each year Subject to current market conditions continuing

14

This slide sets out the estimated spend and benefits for each of the next three years.

The $1.2 billion of total initiatives relate to technology and project expenditure including redundancies totalling $210m and an additional $100m for training, making $200m for training in total.

The benefits are broadly comprised of 50% cost savings and 50% revenue improvement. The benefits in 2006 of $900 million are recurring and will continue to grow into the future.
Investments & Benefits (1) Estimated benefits are recurring and continue to grow beyond 2006. They are comprised of 50% cost savings and 50% revenue improvement.

43

Let’s turn to the accounting treatment for ‘Which new Bank?’.

We will capitalise the $260m branch refurbishment costs and amortise over ten years.

We have tightened the criteria for the capitalisation of software costs which will result in only $200m of the total technology spend for the Bank over the three years being capitalised.

Applying this revised policy to software that was capitalised in previous years means we will also expense $215m in 2004.

This is due to the previous balance including mostly projects under $1m or projects that don’t meet the new criteria.

The remaining program costs will be expensed as incurred with the exception of $260m which the accounting standards require us to provide for at 31 December this year. This balance will reduce to $210m at June 2004 and to $77m at June 2005.
Investment and Accounting Treatment $200m of software expenditure over the three years will be capitalised ($90m in 2004) and $260m over three years will be capitalised for branch refurbishment ($90m in 2004) In addition, $215m of the $248m capitalised software from previous years will be expensed in 2004 In 2004 we are required to provide for certain transformation costs in relation to future periods. This balance will be $210m at June 2004 reducing to $77m at June 2005 All other program costs which total $810m ($480m in 2004) will be expensed as incurred

As I said we expect the costs of the transformation won’t stop us from continuing our practice over the last ten years of increasing the dividend each year, subject to market conditions. The costs of the transformation including the impact of expensing previously capitalised software will be added back to the 2004 cash earnings when determining the dividend.

This approach will ensure the total amount of capitalised expenses on our balance sheet remains extremely small.
Estimated Financial Impact of Transformation Costs Adjusted Cash EPS The following transformation costs will be added back to the 2004 cash earnings when considering the dividend payment: Total investment spend for 2004 660 Provision for future years (at June 2004) 210 Capitalised software and branch refurbishment (180) Normal annual spend (200) Expensing of previously capitalised software 215 total before tax 705 total after tax 500 $m

We will measure our cost to income ratios by our major businesses namely banking, funds management and life insurance.

This slide sets out our targets by major businesses. I would like to highlight that the expense component of these ratios includes commissions paid to brokers which should increase in line with volumes of business.

Our target range is a 4-6% pa improvement over the next three years.
Productivity improvements of 4-6% pa CAGR over the next three years 52% Under 48% 0.85% Under 0.75% 57% Banking Cost* to Income Funds Management Cost* to Average FUM Life Cost* to Average Inforce Premiums Under 52% 2003 Actual 2006 Estimate * Includes commissions 2003 Actual 2006 Estimate 2003 Actual 2006 Estimate

As long as there aren’t any dramatic changes to current market conditions, we expect dividends per share to be in line with EPS growth, after adding back the transformation costs set out on the previous slides.

We already informed the market that for legal reasons we weren’t able to acquire shares over the last few weeks to satisfy the Dividend Reinvestment Plan (DRP). Consistent with our peers, we will continue to issue shares to satisfy the DRP, which subject to the necessary approvals, should enable a structured buy back to go ahead.

It would be very easy to simply buy back the shares we are issuing for DRP on market, however, we expect we can do something better for our investors within the next six months.

Our expectation is that our capital position will be within our target range and will allow us to maintain our current ratings.
Dividends & Capital Subject to current trading conditions being maintained, we would expect the 2004 dividend per share growth to be in line with earnings per share growth, after adding back the transformation costs We will continue to issue shares to satisfy the DRP which, subject to approvals, should enable a structured share buyback to go ahead We expect to remain within our target capital ratios and maintain our current ratings

You may be asking what’s different and it’s a good question. If it’s not substantially different how can you be confident that the results will be there.

This is the most significant change we have undertaken since the Bank privatised in the early 90’s.

•     The needs of customers will direct everything we do.

•     ‘Which new Bank?’ will touch everything that all of us do in CBA every day.

•     It goes to the culture of the organisation and addresses root causes of performance.

•     It leverages our unique position in the market.

In financial terms:

•     It encompasses a significant rate of improvement for cost to income in all 3 of our major business lines.

•     It accelerates the implementation of the service vision into a three year timeframe.

•     It contains a commitment to investing in long term assets, including:

•	more than trebling our branch refurbishment rate;

•	trebling our spend on customer service systems; and

•	skilling and training our people to make continuous improvements.
What is different?

•     This is not a one off program, it is a fundamental shift in the way we approach our business. By focusing on changes that have a direct line of sight to service improvements we increase customer loyalty, raise retention levels and revenue and deal with efficiency in a way that resists the temptation to cut costs for the sake of it.

•     I want to reiterate that given the expectations of CBA, its connection to the community, its scope and reach, the value potential in this service transformation is more significant than any of our competitors.
Customer service through engaged people supported by simple processes

Analyst Briefing David Murray, CEO 19 September 2003 www.commbank.com.au

Commonwealth Bank of Australia
ACN 123 123 124

‘Which new Bank’ Customer Service Vision
Further clarification of numbers in today’s analyst presentation

In response to analyst questions, we have decided to provide further clarification around the annual spend on the ‘Which new Bank’ customer service vision and the impact on the profit over the three years.

The attached table sets out the spend, by year (as per slide 15 of the analyst presentation) and an expansion of slide 17, including years 2005 and 2006. The table excludes the impact of all of the benefits and the relatively minor impact of amortisation associated with the investment.

For further information call:

Carolyn Kerr
9378 5130